Stratton Real Estate Fund, Inc. (formerly Stratton Monthly
                       Dividend REIT Shares, Inc.)

            N-SAR July 1, 2009 through December 31, 2009
                               Sub Item 77D
           Policies with Respect to Security Investments

Effective September 30, 2009, the name of Stratton Monthly Dividend REIT Shares, Inc. changed to Stratton Real Estate Fund, Inc. ("Fund"). The Fund no longer declares dividends on a monthly basis. Rather, the Fund expects to declare and pay dividends, if any, semi-annually, however it may declare and pay dividends more frequently.

The Fund's new investment objective is total return through investment in real estate securities. In pursuing total return, the Fund will emphasize both capital appreciation and current income.

The Fund's new principal investment strategies are as follows:

*	Under normal circumstances, the Fund seeks to achieve its
objective by investing at least 80% of its assets in securities of real estate and real estate related companies, or in companies which own significant real estate assets at the time of purchase ("real estate companies") and may include Real Estate Investment Trusts
("REITs"). A real estate company generally derives at least 50% of its revenue from the ownership, construction, financing, management or sale of commercial, industrial, or residential real estate, or has at least 50% of its assets in such real estate. REITs are companies that own interests in real estate or in real estate related loans or other interests, and their revenue primarily consists of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties.

*	Examples of companies that might be included in the
Stratton Real Estate Fund portfolio are, but are not limited to, the following:

REITs; real estate operating companies; homebuilders;
companies engaged in the construction, distribution, sale and financing of manufactured housing; hotel and hotel management companies; real estate brokerage companies and/or management companies; financial institutions that make or service mortgage loans; manufacturers or distributors of construction materials and/or building supplies; mortgage or title insurance companies; lumber, paper, forest product, timber and mining and oil companies;
companies with significant real estate holdings such as supermarkets, restaurant chains and retail chains.

*	The Fund may invest in equity securities of issuers of any
size and debt securities of any maturities.

*	The Fund may invest in securities of foreign issuers which
meet the same criteria for investment as domestic companies, or sponsored and unsponsored depository receipts for such securities.

In addition, for temporary defensive purposes the Fund may now invest, without limitation, in non-convertible preferred stocks, debt securities and domestic corporate and government fixed income obligations. To the extent such investments are made, the Fund may not achieve its investment objectives.